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FEB 16 2024
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24000767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11684

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: A.G. QUINTAL INVESTMENT COMPANY, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2177 ACUSHNET AVENUE
(No. and Street)

NEW BEDFORD	MA	02745
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARK QUINTAL	508-995-2611	MQUINTAL@QUINTALINVESTMENT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LARRY D. LIBERFARB, PC
(Name – if individual, state last, first, and middle name)

11 VANDERBILT AVENUE # 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

1/10/2006	2560
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK QUINTAL, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of A.G. QUINTAL INVESTMENT COMPANY, INC., as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERESA MARY BAUSMAN
MY COMMISSION EXPIRES JULY 27, 2029
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature: [signature]

Title: PRESIDENT

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A.G. QUINTAL INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2023

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of A.G. Quintal Investment Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of A.G. Quintal Investment Company, Inc. as of December 31, 2023, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of A.G. Quintal Investment Company, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of A.G. Quintal Investment Company, Inc.'s management. Our responsibility is to express an opinion on A.G. Quintal Investment Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to A.G. Quintal Investment Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of A.G. Quintal Investment Company, Inc.'s financial statements. The supplemental information is the responsibility of A.G. Quintal Investment Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented

in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the compûtation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.

We have served as A.G. Quintal Investment Company, Inc.'s auditor since 2010..

Norwood, Massachusetts

January 26, 2024

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$ 16,364
Receivable from broker-dealers and clearing organizations	55,945
Securities owned:	
Marketable securites, trading, at market value	
Money market	21,360
Common stocks	44,065
Preferred stocks	20,102
Options	2,370
Exchange traded funds	13,242
Property and equipment, at cost, less accumulated depreciation of $35,263	-
Other assets	435
	$ 173,883

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	3,681
Accounts payable, accrued expenses and other liabilities	5,102
Income taxes payable	1,400
	10,183
Stockholders' equity:	
Common stock, no par value, authorized 15,000 shares, 1,200 shares issued and outstanding	90,696
Retained earnings	73,004
Total stockholder's equity	163,700
	$ 173,883

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2023

Revenues:	
Commissions	$ 339,605
Mutual fund and 12b-1 fees	24,593
Other brokerage income	29,976
Interest and dividends	7,484
Principal transactions	(11,930)
	389,728
Expenses:	
Employee compensation and benefits	243,000
Clearing and execution fees	75,090
Communications and data processing	25,081
Occupancy	12,000
Depreciation	3,719
Other expenses	28,264
	387,154
Net income before income taxes	2,574
Provision for income taxes	4,420
Net loss	$ (1,846)

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended December 31, 2023

	Common Stock	Retained Earnings	Total
Balance at January 1, 2023	$ 90,696	$ 74,850	$ 165,546
Net loss		(1,846)	(1,846)
Balance at December 31, 2023	$ 90,696	$ 73,004	$ 163,700

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2023

Cash Flows From Operating Activities:	
Net loss	$ (1,846)
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	3,719
(Increase) decrease in operating assets:	
Increase in receivables from broker dealers	(2,463)
Increase in marketable securities	(35,301)
Decrease in other assets	1,091
(Decrease) increase in operating liabilities:	
Decrease in payables to broker-dealers and clearing organizations	(383)
Increase in accounts payable, and accrued expenses	2,064
Decrease in income taxes payable	(860)
Net cash used for operating activities	(33,979)
Cash Flows From Investing Activities	
Purchase of equipment	(3,719)
	(3,719)
Cash Flows From Financing Activities	
None	-
Decrease in cash	(37,698)
Cash at beginning of the year	54,062
Cash at end of the year	$ 16,364

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 3,930

The accompanying notes are an integral part of these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investment, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $148,856 which was $48,856 in excess of its required net capital of $100,000. The Company's net capital ratio was .07 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company leases office space on a month-to-month basis from Quintal Realty Trust LLC, a related entity. For the year ended December 31, 2023, rent expense under this arrangement was $12,000.
Because there is common ownership of these entities, operating results could vary significantly from those that would be obtained if the entities were autonomous. There were no amounts due to or from this entity at December 31, 2023.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

A.G. QUINTAL INVESTMENT COMPANY, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2023

A.G. QUINTAL INVESTMENT COMPANY, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investment, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $148,856 which was $48,856 in excess of its required net capital of $100,000. The Company's net capital ratio was .07 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company leases office space on a month-to-month basis from Quintal Realty Trust LLC, a related entity. For the year ended December 31, 2023, rent expense under this arrangement was $12,000.
Because there is common ownership of these entities, operating results could vary significantly from those that would be obtained if the entities were autonomous. There were no amounts due to or from this entity at December 31, 2023.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investment, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $148,856 which was $48,856 in excess of its required net capital of $100,000. The Company's net capital ratio was .07 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company leases office space on a month-to-month basis from A.G.Q. Realty Trust, a related entity. For the year ended December 31, 2023, rent expense under this arrangement was $12,000. Because there is common ownership of these entities, operating results could vary significantly from those that would be obtained if the entities were autonomous. There were no amounts due to or from this entity at December 31, 2023.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2022:

Office & Computer Equipment	$35,263
Less Accumulated Depreciation	35,263
Property and equipment, net	$ 0

Depreciation expense for 2023 was $ 3,719

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 7 - EMPLOYEE BENEFITS

The Company has a profit sharing plan covering all employees who have completed two years of service, have worked a minimum of 1,000 hours per year, and are at least 21 years old. The plan provides for employer contributions based on a percentage of eligible participants' compensation, as determine annually by the Board of Directors. The employer's contribution for the year ended December 31, 2023 was $13,000.

A.G. QUINTAL INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

NOTE 8 – INCOME TAXES

Federal and state income tax expense consists of the following for the year ended December 31, 2023:

Current	
Federal	$ 2,550
State	1,870
Income tax expense (benefit)	$ 4,420

Following is an analysis of financial statement income and tax return income:

Financial statement loss	-$ 1,846
Realized gains on trading securities	2,125
Unrealized losses on trading securities	14,055
Tax return income	$14,334

At December 31, 2023 the Company has a capital loss carryforward of $ 20,771

NOTE 9 –UNCERTAINTY IN INCOME TAXES

The Company has adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2023 the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, there were no material contingencies or guarantees that require disclosure.

NOTE 11 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 26, 2024, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2023

SCHEDULE I

A.G. QUINTAL INVESTMENT COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2023

AGGREGATE INDEBTEDNESS:		
Payable to broker-dealers and clearing organizations	$ 3,681	
Accounts payable and accrued expenses	5,102	
Income taxes payable	1,400	
	$ 10,183	
NET CAPITAL:		
Common stock		$ 90,696
Retained earnings		73,004
		$ 163,700
ADJUSTMENTS TO NET CAPITAL:		
Other non-allowable assets		(435)
Haircuts and undue concentration		(14,409)
Net Capital, as defined		$ 148,856
NET CAPITAL REQUIREMENT		100,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 48,856
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.07 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 148,856
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 148,856

There are no material differences between the above computation of new capital and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of December 31, 2023

See Report of Registered Public Accounting Firm

SCHEDULE II

A.G. QUINTAL INVESTMENT COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATED TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2023

A.G. Quintal Investment Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of A.G. Quintal Investment Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) A.G. Quintal Investment Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which A.G. Quintal Investment Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) A.G. Quintal Investment Company, Inc. stated that A.G. Quintal Investment Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. A.G. Quintal Investment Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.G. Quintal Investment Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) and (k)((2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb P.C.
Norwood, Massachusetts
January 26, 2024

A.G. QUINTAL INVESTMENT COMPANY, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2023

A.G.Quintal Investment Company, Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from the 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3(k)(2)(ii) and 15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3(k) throughout the most recent fiscal year without exemption.

By: Mark A. Quintal
President